Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the notes thereto, as of and for the three and six months ended June 30, 2024 included as Exhibit 99.2 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.1, together with our audited financial statements and the notes thereto, and the section titled “Item 3. Key Information—D. Risk Factors,” each of which appear in our annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 18, 2024 (“Annual Report”) and available at www.sec.gov. As discussed in the section titled “Special Note Regarding Forward Looking Statements,” the following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below in such section and “Item 3. Key Information—D. Risk Factors” in our Annual Report.
Unless otherwise indicated or the context otherwise requires, all references herein to “Amer Sports, Inc.,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Amer Sports, Inc., together with its subsidiaries. All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar and all references to “EUR” or “€” are to the euro. Unless otherwise indicated or the context otherwise requires, all references to “EMEA” refer to Europe, the Middle East and Africa, all references to “Greater China” refer to mainland China, Hong Kong, Macau and Taiwan and all references to “Asia Pacific” exclude Greater China. The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.
Unless otherwise indicated, all financial information contained herein is prepared and presented in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”)
Overview
Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Atomic and Peak Performance. Our brands are known for their detailed craftsmanship, unwavering authenticity, premium market positioning and compelling market shares in their categories. Our brands are creators of exceptional apparel, footwear, equipment, protective gear and accessories that we believe give our consumers the confidence and comfort to excel.
We operate our business through the following three reportable business segments, which reflect how we cluster our brands on the basis of similar consumer, product, marketing and operating factors:
•Technical Apparel. Technical Apparel includes outdoor apparel, footwear and accessories and consists of our Arc’teryx and Peak Performance brands.

•Outdoor Performance. Outdoor Performance includes outdoor apparel, footwear, accessories and winter sports equipment and consists of our Salomon, Atomic, and Armada brands. On May 1, 2024, the Company sold ENVE, which was part of the Outdoor Performance segment. The ENVE business represented less than 1% of the Company’s net revenue and was not considered material to the Company's consolidated results of operations.
•Ball & Racquet Sports. Ball & Racquet Sports includes sports equipment, apparel and accessories and consists of our Wilson, Louisville Slugger, DeMarini, EvoShield and ATEC brands, all of which we refer to as the Wilson Sporting Goods portfolio.
While Arc’teryx, Salomon and Wilson stand tall and lead our three segments, our other brands appropriately fit our sports-oriented portfolio. Peak Performance enhances our scale, competitive positioning and diversification across sports categories. Atomic and Armada give us a leading position in winter sports equipment, globally. Our baseball brands, which include Louisville Slugger, DeMarini, EvoShield, and ATEC, are market leaders in their respective category. Together, our brands enable us to lead and compete in various sports segments and drive the continued success of our portfolio.

For additional information about our three reportable business segments, see Note 3, “Segment Reporting,” to our unaudited consolidated financial statements included as Exhibit 99.2 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.1.
We generate revenue from the sale of our products through direct-to-consumer and wholesale channels:
•Direct-to-Consumer includes sales of our brands’ products through (i) owned e-commerce websites and (ii) owned retail stores, which include elevated brand stores that drive consumer engagement and factory outlet stores which serve as a liquidation channel for us.
•Wholesale includes sales of our brands’ products through general sporting goods retailers, specialty stores, independently-operated partner stores, distributors, retailer-owned and third-party e-commerce websites as well as revenue from certain licensing arrangements.
Seasonality
We experience some seasonal fluctuations in our revenue and operating results. Historically, we have realized a slightly higher portion of our revenue and earnings in the fourth quarter of the fiscal year, primarily due to higher sales through our DTC channel compared to the rest of the year and a higher share of fall and winter collections in our Technical Apparel and Outdoor Performance segments. Our Ball & Racquet Sports segment is generally more consistent across fiscal quarters. Working capital requirements typically increase throughout our second and third fiscal quarters as inventory builds to support our peak shipping and selling period which typically occurs from August to December. Cash provided by operating activities is typically highest in our first fiscal quarter due to the significant inflows associated with our peak selling season. We believe our strategy to broaden our assortment within the soft goods categories across all our brands could lead to increasingly balanced revenue and results of operations throughout the fiscal year.
Foreign Currency Exposure
We report our consolidated financial results in U.S. dollars but have significant non-U.S. operations. We face exposure to movements in foreign currency exchange rates as the financial results and the financial condition of our businesses outside of the U.S. are translated from local currencies (in particular the euro, Canadian dollar and Renminbi (“RMB”)) into U.S. Dollars. Given the strength of the U.S. dollar against our key foreign currencies, including the euro, the Canadian dollar and RMB, translation into U.S. dollars, for the periods presented results in lower profitability due to foreign currency exposure. In the future, if the U.S. dollar continues to be strong against our local currencies, we will continue to see lower profitability due to foreign currency exposure; however, if the U.S. dollar were to weaken against the euro, Canadian dollar or RMB, it could result in increased profitability.
Where possible, we manage foreign currency exposure through a variety of methods, including by financing each business unit in its functional currency and concentrating cash flows through centralized entities to limit the number of foreign currencies being utilized for purchases. Additionally, we enter into hedging arrangements to limit our exposure to foreign currency fluctuations for a significant portion of our cash flows, in particular with our most commonly used foreign currencies, including euros, Canadian dollars and RMB. Such hedging arrangements may include foreign exchange forward contracts and options, interest rate swaps, interest rate options and cross-currency swaps. The majority of our hedging arrangements are short-term and are usually rolled forward within the standard business cycle. Nonetheless, it is not practical for us to mitigate all of our foreign currency exposure, nor are we able to accurately predict the possible impact of future foreign currency exchange rate fluctuations on our results of operations, due to our constantly changing exposure to various foreign currencies, difficulty in predicting fluctuations in foreign currency exchange rates relative to the U.S. dollar and the significant number of foreign currencies involved. As we continue to expand our global operations, our exposure to foreign currency risk could become more significant.
Public Company Costs
Since the completion of our IPO, we have begun, and will continue, to incur additional costs associated with operating as a public company. In particular, our accounting, legal and personnel-related expenses and insurance costs have begun, and will continue, to increase as we establish more comprehensive compliance and governance functions, establish, maintain and review internal controls over financial reporting, and prepare and distribute periodic reports in accordance with SEC rules. Our financial statements reflect the impact of these expenses to date.

Key Financial Metrics
The following table summarizes certain key financial measures for the three and six months ended June 30, 2024 and 2023. Management regularly reviews a number of metrics, including the following key financial metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. Management believes the non-IFRS financial measures presented below are useful in evaluating our performance, in addition to our financial results prepared in accordance with IFRS Accounting Standards. See “Results of Operations” for additional information and for the comparison discussion between the three and six months ended June 30, 2024 and 2023, and “Non-IFRS Financial Measures” for additional information on the non-IFRS financial measures and a reconciliation to the most comparable IFRS financial measures.

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2024	2023	2024	2023
Revenue	$993.8	$856.8	$2,176.7	$1,907.1
Constant Currency Revenue (1)	$1,013.9	$856.8	$2,213.0	$1,907.1
Net (loss)/income attributable to equity holders	$(3.7)	$(96.9)	$1.4	$(78.0)
Net (loss)/income margin	(0.4)%	(11.3)%	0.1%	(4.1)%
EBITDA (2)	$54.3	$59.9	$225.8	$242.3
Adjusted EBITDA (2)	$81.4	$62.6	$262.9	$245.1
Adjusted EBITDA Margin (2)	8.2%	7.3%	12.1%	12.9%
Adjusted net income/(loss) attributable to equity holders (2)	$24.7	$(86.2)	$74.9	$(59.2)
Segment Revenue
Technical Apparel	$407.3	$303.0	$917.6	$658.2
Outdoor Performance	$304.0	$273.6	$704.0	$651.1
Ball & Racquet Sports	$282.5	$280.2	$555.1	$597.8
Segment Adjusted Operating Profit/(Loss)
Technical Apparel	$57.8	$39.6	$175.1	$122.7
Outdoor Performance	$(6.5)	$(16.2)	$12.8	$14.9
Ball & Racquet Sports	$3.2	$7.5	$14.0	$53.3
____________________________________________
(1)This is a non-IFRS financial measure. For more information regarding our use of this measure and its usefulness to investors, see “—Non-IFRS Financial Measures” below.
(2)This is a non-IFRS financial measure. For more information regarding our use of this measure and its usefulness to investors, as well as a reconciliation to the most comparable IFRS financial measure, see “—Non-IFRS Financial Measures” below.
Constant Currency Revenue
As we are a global company, the comparability of our revenue reported in U.S. dollars is also affected by foreign-currency exchange rate fluctuations because the underlying currencies in which we transact change in value over time compared to the U.S. dollar. These rate fluctuations can have a significant effect on our reported results. As a result, in addition to financial measures prepared in accordance with IFRS Accounting Standards, our revenue discussions often contain references to constant currency measures, which are calculated by translating the current period reported amounts using the actual exchange rates in use during the comparative prior period, in place of the exchange rates in use during the current period. For a further discussion of how we utilize, and limitations of, this non-IFRS financial measure, see “—Non-IFRS Financial Measures.”

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
We define EBITDA as net (loss)/income attributable to equity holders of the Company, plus net income attributable to non-controlling interests, income tax (benefit)/expense, finance cost, loss on debt extinguishment, depreciation and amortization (“D&A”) and minus finance income, from both continuing and discontinued operations. We define Adjusted EBITDA as EBITDA with adjustments to exclude results from discontinued operations, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings and certain share-based payments. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly titled metrics of other companies. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. For a reconciliation of EBITDA and Adjusted EBITDA to net income and a reconciliation of Adjusted EBITDA Margin to net income margin and for a further discussion of how we utilize, and limitations of, these non-IFRS measures see “—Non-IFRS Financial Measures.”
Adjusted Net Income
We define Adjusted Net Income as net (loss)/income attributable to equity holders of the Company, with adjustments to exclude certain purchase price adjustments (“PPA”), which includes amortization and depreciation on the fair value adjustments of intangible and tangible assets resulting from Amer Sports' acquisition in 2019, loss from discontinued operations, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, loss on debt extinguishment, and related income tax expense. Adjusted Net Income may not be comparable to similarly titled metrics of other companies. For a reconciliation of Adjusted Net Income to net income and for a further discussion of how we utilize, and limitations of, this non-IFRS measure see “—Non-IFRS Financial Measures.”
Segment Adjusted Operating Profit
We define Segment Adjusted Operating Profit as profit/(loss) before tax for the segment plus finance cost and loss on debt extinguishment, and minus finance income with adjustments for PPA, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, and expenses related to certain share-based payments. Segment Adjusted Operating Profit is a measure of operating performance of our reportable segments and may not be comparable to similar measures reported by other companies. Segment Adjusted Operating Profit is a performance metric utilized by the Company’s Chief Operating Decision Maker to allocate resources to and assess performance of the Company’s segments. See Note 3, “Segment Reporting,” to our unaudited consolidated financial statements included elsewhere in Exhibit 99.2 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.1.

Results of Operations
The following table sets forth our results of operations for the periods presented.

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2024	2023	2024	2023
Revenue	$993.8	$856.8	$2,176.7	$1,907.1
Cost of goods sold	(442.5)	(400.2)	(986.9)	(895.6)
Gross profit	551.3	456.6	1,189.8	1,011.5
Selling, general and administrative expenses	(560.2)	(445.3)	(1,094.4)	(867.7)
Impairment losses	(1.2)	(4.7)	(2.5)	(7.5)
Other operating income	1.6	0.9	7.6	1.6
Operating (loss)/profit	(8.5)	7.5	100.5	137.9
Finance income	2.5	1.8	5.2	3.1
Finance cost	(47.7)	(101.1)	(130.0)	(187.2)
Loss on debt extinguishment	-	-	(14.3)	-
Net finance cost	(45.2)	(99.3)	(139.1)	(184.1)
Loss before tax	(53.7)	(91.8)	(38.6)	(46.2)
Income tax benefit/(expense)	51.9	(5.2)	43.7	(31.9)
Net (loss)/income	$(1.8)	$(97.0)	$5.1	$(78.1)
(Loss)/Income attributable to:
Equity holders of the Company	$(3.7)	$(96.9)	$1.4	$(78.0)
Non-controlling interests	$1.9	$(0.1)	$3.7	$(0.1)
Revenue
The following tables set forth our consolidated revenues, and revenues disaggregated by channel, and geography.

	Three months ended June 30,		Change		Six months ended June 30,		Change
($ in millions)	2024	2023	$	%	2024	2023	$	%
Revenue	$993.8	$856.8	$137.0	16.0%	$2,176.7	$1,907.1	$269.6	14.1%

Channel Revenues
Wholesale	$544.5	$535.8	$8.7	1.6%	$1,239.0	$1,238.6	$0.4	—%
DTC	449.3	321.0	128.3	40.0%	937.7	668.5	269.2	40.3%
Total	$993.8	$856.8	$137.0	16.0%	$2,176.7	$1,907.1	$269.6	14.1%
Geographic Revenues
EMEA	$231.6	$230.1	$1.5	0.6%	$590.3	$587.0	$3.3	0.6%
Americas	367.8	365.9	1.9	0.5%	777.3	775.5	1.8	0.2%
Greater China (1)	288.6	187.6	101.0	53.8%	598.9	393.2	205.8	52.3%
Asia Pacific (2)	105.8	73.2	32.6	44.5%	210.2	151.4	58.9	38.9%
Total	$993.8	$856.8	$137.0	16.0%	$2,176.7	$1,907.1	$269.6	14.1%
__________________________________________________
(1)Consists of mainland China, Hong Kong, Macau and Taiwan.
(2)Excludes Greater China.

Revenue for the three months ended June 30, 2024, increased by $137.0 million, or 16.0%, compared to the three months ended June 30, 2023. Revenue for the six months ended June 30, 2024, increased by $269.6 million, or 14.1%, compared to the six months ended June 30, 2023. The increase for the three and six months ended June 30, 2024, compared to the three and six months ended June 30, 2023, was driven by an increase in sales volume from the Technical Apparel segment. Channel revenues were driven by DTC, which increased 40.0% and 40.3%, respectively for the three and six months ended June 30, 2024, compared to the prior year. Regional growth was led by Greater China and Asia Pacific, which increased 53.8% and 44.5%, respectively, for the three months ended June 30, 2024, and 52.3% and 38.9%, respectively, for the six months ended June 30, 2024, compared to the prior year. EMEA increased by 0.6% for both the three and six months ended June 30, 2024, compared to June 30, 2023. The Americas increased by 0.5% and 0.2%, respectively for the the three and six months ended June 30, 2024, compared to the prior year.

Revenue on a constant currency basis for the three and six months ended June 30, 2024, increased 18.3% and 16.0%, respectively, compared to the three and six months ended June 30, 2023.
Cost of Goods Sold

	Three months ended June 30,		Change		Six months ended June 30,		Change
($ in millions)	2024	2023	$	%	2024	2023	$	%
Cost of goods sold	$(442.5)	$(400.2)	$(42.3)	10.6%	$(986.9)	$(895.6)	$(91.3)	10.2%
Cost of goods sold for the three and six months ended June 30, 2024, increased by 10.6% and 10.2% compared to the three and six months ended June 30, 2023. The increase for both periods was due to an increase in consumer demand, partially offset by higher inventory reserves.
Gross Profit

	Three months ended June 30,		Change		Six months ended June 30,		Change
($ in millions)	2024	2023	$	%	2024	2023	$	%
Gross profit	$551.3	$456.6	$94.7	20.7%	$1,189.8	$1,011.5	$178.3	17.6%
Gross profit for three and six months ended June 30, 2024, increased by 20.7% and 17.6% compared to the three and six months ended June 30, 2023, respectively. Gross margin was 55.5% and 53.3% for the three months ended June 30, 2024 and 2023, respectively, and 54.7% and 53.0% for the six months ended June 30, 2024, and 2023, respectively. These increases were primarily driven by favorable segment revenue mix, due to a higher proportion of Technical Apparel revenues, which have the highest gross margins, lower logistics costs, and a favorable geographic and channel mix. Additionally, the gross margin increase for for the three and six months ended June 30, 2024, was partially offset by increased inventory reserves and unfavorable fluctuations in foreign currency exchange rates compared to prior year.
Selling, General and Administrative Expenses

	Three months ended June 30,		Change		Six months ended June 30,		Change
($ in millions)	2024	2023	$	%	2024	2023	$	%
Selling, general and administrative expenses	$(560.2)	$(445.3)	$(114.9)	25.8%	$(1,094.4)	$(867.7)	$(226.7)	26.1%
Selling, general and administrative expenses for the three months ended June 30, 2024, increased by 25.8% compared to the three months ended June 30, 2023. As a percentage of revenues, Selling, general, and administrative expenses increased to 56.4% for the three months ended June 30, 2024, compared to 52.0% for the three months ended June 30, 2023. Selling, general and administrative expenses for the six months ended June 30, 2024, increased by 26.1% compared to the six months ended June 30, 2023. As a percentage of revenues, Selling, general, and administrative expenses increased to 50.3% for the six months ended June 30, 2024, compared to 45.5% for the six months ended June 30, 2023.

These increases were due to higher selling and marketing costs of $63.9 million $142.6 million for the three and six months ended June 30, 2024, respectively, as well as higher administrative and other expenses of $51.0 million and $84.1 million for the three and six months ended June 30, 2024, respectively. The increase in selling and marketing expenses for both periods was primarily due to DTC investments and investments in Greater China and APAC, including higher retail personnel costs, advertising and promotion expenses, store rent expense, and new store openings. In e-commerce, there was an increase in online and offline marketing expenses and additional operating costs of e-commerce systems. Administrative expenses increased for the three and six months ended June 30, 2024, primarily due to higher personnel costs as a result of increased headcount, and share-based payment compensation. Selling, general and administrative expenses for the six months ended June 30, 2024, also increased due to transaction costs in connection with the IPO.
Finance Cost

	Three months ended June 30,		Change		Six months ended June 30,		Change
($ in millions)	2024	2023	$	%	2024	2023	$	%
Finance cost	$(47.7)	$(101.1)	$(53.4)	52.8%	$(130.0)	$(187.2)	$(57.2)	30.6%
Finance cost for the three months ended June 30, 2024, decreased by 52.8% compared to the three months ended June 30, 2023. Finance cost for the six months ended June 30, 2024, decreased by 30.6% compared to the six months ended June 30, 2023. The decrease for the three and six months ended June 30, 2024, compared to June 30, 2023, was due to lower outstanding debt for the three and six months ended June 30, 2024, which resulted in a decrease of interest expense of $55.0 million and $70.3 million for the three and six months ended June 30, 2024, respectively. Additionally, the decrease in finance cost for the six months ended June 30, 2024, was partially offset by an increase in exchange rate losses of $13.1 million.
Loss on debt extinguishment

	Three months ended June 30,		Change		Six months ended June 30,		Change
($ in millions)	2024	2023	$	%	2024	2023	$	%
Loss on debt extinguishment	$-	$-	$-	—%	$(14.3)	$-	$(14.3)	—%
Loss on debt extinguishment was nil for the three months ended June 30, 2024, and 2023. Loss on debt extinguishment was $14.3 million for the six months ended June 30, 2024, compared to nil for the six months ended June 30, 2023, due to the repayment of the Senior Facilities Agreement on February 16, 2024.
Income Tax Benefit/(Expense)

	Three months ended June 30,		Change		Six months ended June 30,		Change
($ in millions)	2024	2023	$	%	2024	2023	$	%
Income tax benefit/(expense)	$51.9	$(5.2)	$57.1	NM	$43.7	$(31.9)	$75.6	NM
Income tax benefit was $51.9 million for the three months ended June 30, 2024, compared to expense of $5.2 million for the three months ended June 30, 2023. The effective tax rate was 97% and (6)% for the three months ended June 30, 2024, and 2023, respectively. Income tax benefit was $43.7 million for the six months ended June 30, 2024, compared to expense of $31.9 million for the six months ended June 30, 2023. The effective tax rate was 113% and (69)% for the six months ended June 30, 2024, and 2023, respectively.

The three and six months ended June 30, 2024, included a discrete tax benefit of $19.9 million due to the reversal of uncertain tax positions as a result of the closure of tax audits and expiration of statute of limitations, which was partially offset by an unfavorable return to provision adjustment of $11.8 million. The effective tax rate of (6)% and (69)% for the the three and six months ended June 30, 2023, was due to high non-deductible interest expenses.
Segment Results of Operations
Our management evaluates operating performance and makes investment and other decisions based on segment revenue and Segment Adjusted Operating Profit. Costs allocated to the segments include certain centralized functions provided and administered by the Amer Sports Group, such as costs related to sourcing, warehousing, distribution and transportation, our global business services center and information technology, based on appropriate metrics such as headcount, activity, usage or proportion of revenue.
Unallocated costs include costs related to supply chain management, general executive management, cybersecurity, and other group functions such as finance, internal audit, tax, legal and human resources.
The following tables set forth certain financial information for our reportable segments for the periods presented.
Segment Revenue

	Three months ended June 30,		Change		Six months ended June 30,		Change
($ in millions)	2024	2023	$	%	2024	2023	$	%
Technical Apparel	$407.3	$303.0	$104.3	34.4%	$917.6	$658.2	$259.4	39.4%
Outdoor Performance	304.0	273.6	30.4	11.1%	704.0	651.1	52.9	8.1%
Ball & Racquet	282.5	280.2	2.3	0.8%	555.1	597.8	(42.7)	(7.1)%
Total	$993.8	$856.8	$137.0	16.0%	$2,176.7	$1,907.2	$269.5	14.1%
Segment Adjusted Operating Profit (1)

	Three months ended June 30,		Change		Six months ended June 30,		Change
($ in millions)	2024	2023	$	%	2024	2023	$	%
Technical Apparel	$57.8	$39.6	$18.2	46.0%	$175.1	$122.7	$52.4	42.7%
Outdoor Performance	(6.5)	(16.2)	9.7	(59.9)%	12.8	14.9	(2.1)	(14.1)%
Ball & Racquet Sports	3.2	7.5	(4.3)	(57.3)%	14.0	53.3	(39.3)	(73.7)%
__________________________________________________
(1)Segment Adjusted Operating Profit for all periods presented excludes depreciation and amortization expense associated with PPA in connection with the Acquisition.

The following table summarizes depreciation and amortization expense for the three and six months ended June 30, 2024, and 2023.

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2024	2023	2024	2023
Technical Apparel	$(27.6)	$(20.6)	$(55.6)	$(41.1)
Outdoor Performance	(25.2)	(23.5)	(50.5)	(47.2)
Ball & Racquet Sports	(8.1)	(6.7)	(15.7)	(13.0)
Total	$(60.9)	$(50.8)	$(121.8)	$(101.3)

The following table summarizes PPA related to depreciation and amortization expense for the three and six months ended June 30, 2024, and 2023.

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2024	2023	2024	2023
Technical Apparel	$(2.4)	$(2.4)	$(4.6)	$(4.8)
Outdoor Performance	(8.0)	(8.0)	(16.0)	(16.0)
Ball & Racquet Sports	(0.3)	(0.3)	(0.6)	(0.6)
Total	$(10.7)	$(10.7)	$(21.2)	$(21.4)

Technical Apparel

	Three months ended June 30,		Change		Six months ended June 30,		Change
($ in millions)	2024	2023	$	%	2024	2023	$	%
Channel Revenues
Wholesale	$117.1	$94.6	$22.5	23.8%	$283.9	$214.0	$69.9	32.7%
DTC	290.2	208.4	81.8	39.3%	633.7	444.2	189.4	42.6%
Total	$407.3	$303.0	$104.3	34.4%	$917.6	$658.2	$259.4	39.4%
The following table sets forth certain operating data for our Technical Apparel Segment.

	As of June 30,		Change
	2024	2023	%
Store Count (1)
Arc'teryx	160	134	19.4%
Peak Performance	43	40	7.5%
Total	203	174	16.7%
Omni-comp (2)	26.0%	80.0%
 __________________________________________________
(1)Reflects the number of Technical Apparel owned retail stores open at the end of the fiscal period. Management reviews the number of new and closed stores to assess revenue growth and drivers of trends in revenue.
(2)Omni-comp reflects year over year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.
Technical Apparel revenue for the three months ended June 30, 2024, increased by 34.4% compared to the three months ended June 30, 2023. Technical Apparel revenue for the six months ended June 30, 2024, increased 39% compared to the six months ended June 30, 2023. The increase for both periods was primarily driven by growth by Arc’teryx within the DTC channel. DTC revenues increased by 39.3% and 42.6%, for the three and six months ended June 30, 2024, compared to the three and six months ended June 30, 2023, respectively. The increase was driven by volume growth in our existing retail stores and e-commerce platforms, and an expanded retail store network with a net increase of 26 owned retail stores. Revenues from our wholesale channel increased 23.8% and 32.7%, for the three and six months ended June 30, 2024, compared to the three and six months ended June 30, 2023, respectively, driven by an increase in volumes as compared to the prior year. Regionally, growth was led by Asia Pacific, followed by Greater China, and the Americas, which was partially offset by declines in EMEA for the three months ended June 30, 2024, compared to prior year. All regions increased for the six months ended June 30, 2024, led by Asia Pacific and Greater China.

Technical Apparel revenue on a constant currency basis for the three and six months ended June 30, 2024, increased 38.4% and 43.4%, respectively, compared to the three and six months ended June 30, 2023.

Segment Adjusted Operating Profit in our Technical Apparel segment increased by 46.0% and 42.7% for the three and six months ended June 30, 2024, compared to the three and six months ended June 30, 2023, respectively. This was primarily driven by revenue growth. Segment adjusted operating profit margin was 14.2% and 19.1% for the three and six months ended June 30, 2024, respectively, compared to 13.1% and 18.6% for the three and six months ended June 30, 2023, respectively. The increase for the three months ended June 30, 2024, was driven by higher gross margins as a result of favorable channel and geographic mix and lower selling, general, and administrative expenses as a percentage of revenue. The increase for the six months ended June 30, 2024, was driven by the increase in other operating income due to an increase of government subsidies in Greater China.

Outdoor Performance

	Three months ended June 30,		Change		Six months ended June 30,		Change
($ in millions)	2024	2023	$	%	2024	2023	$	%
Channel Revenues
Wholesale	$187.9	$198.5	$(10.6)	(5.4)%	$481.0	$500.5	$(19.5)	(3.9)%
DTC	116.1	75.1	40.9	54.5%	223.0	150.6	72.4	48.1%
Total	$304.0	$273.6	$30.4	11.1%	$704.0	$651.1	$52.9	8.1%
The following table sets forth certain operating data for our Outdoor Performance Segment.

	As of June 30,		Change
	2024	2023	%
Store count (1)
Salomon	160	111	44.1%
Armada	2	2	—%
Total	162	113	43.4%
Omni-comp (2)	32.0%	36.0%
__________________________________________________
(1)Reflects the number of Outdoor Performance owned retail stores open at the end of the fiscal period. Management reviews the number of new and closed stores to assess revenue growth and drivers of trends in revenue.
(2)Omni-comp reflects year over year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.

Outdoor Performance revenue for the three months ended June 30, 2024, increased by 11.1% compared to the three months ended June 30, 2023. Outdoor Performance revenue for the six months ended June 30, 2024, increased 8.1% compared to the six months ended June 30, 2023. The increases in both periods was primarily driven by Salomon growth in footwear. DTC revenues increased by 54.5% and 48.1% for the three and six months ended June 30, 2024, compared to the three and six months ended June 30, 2023, respectively, due to an expanded retail store network with a net increase of 49 owned retail stores and an increase of online traffic to our owned e-commerce websites. Revenues from our wholesale channel decreased 5.4% and 3.9% for the three and six months ended June 30, 2024, compared to the three and six months ended June 30, 2023, respectively, due to lower unit sales based on the timing of customer orders compared to the prior year for our winter sports equipment brands, which was partially offset by higher unit sales for Salomon based on the timing of customer orders compared to the prior year. By geography, Outdoor Performance revenue increased in Greater China, Asia Pacific, and EMEA, which was offset by a decline in the Americas for both the three and six months ended June 30, 2024, compared to prior year.

Outdoor Performance revenue on a constant currency basis for the three and six months ended June 30, 2024, increased 13.3% and 9.3%, respectively compared to the three and six months ended June 30, 2023.

Segment Adjusted Operating Profit in our Outdoor Performance segment increased by 59.9% for the three months ended June 30, 2024, compared to the three months ended June 30, 2023. This was primarily driven by revenue growth, which was partially offset by an increase in selling, general, and administrative expenses. Segment adjusted operating profit margin was (2.1)% and (5.9)% for three months ended June 30, 2024, and 2023, respectively. The increase in operating profit margin was due to gross margin improvements from a favorable region and channel mix, and lower discounts, and decreased selling, general, and administrative expenses as a percentage of revenues.

Segment Adjusted Operating Profit in our Outdoor Performance segment decreased by 14.1% for the six months ended June 30, 2024, compared to the six months ended June 30, 2023. Segment adjusted operating profit margin was 1.8% and 2.3% for six months ended June 30, 2024 and 2023, respectively. This was primarily due to increased selling, general, and administrative expenses as a result of an increase in the share of DTC sales, which was partially offset by gross margin improvements from a favorable channel and region mix.
Ball & Racquet Sports

	Three months ended June 30,		Change		Six months ended June 30,		Change
($ in millions)	2024	2023	$	%	2024	2023	$	%
Channel Revenues
Wholesale	$239.5	$242.8	$(3.3)	(1.4)%	$474.1	$524.1	$(50.0)	(9.5)%
DTC	43.0	37.4	5.5	14.8%	81.0	73.7	7.3	9.9%
Total	$282.5	$280.2	$2.3	0.8%	$555.1	$597.8	$(42.7)	(7.1)%
The following table sets forth certain operating data for our Ball & Racquet Sports Segment.

	As of June 30,		Change
	2024	2023	%
Store count (1)
Wilson	26	12	116.7%
Total	26	12	116.7%
Omni-comp (2)	1.0%	18.0%
__________________________________________________
(1)Reflects the number of Ball & Racquet owned retail stores open at the end of the fiscal period. Management reviews the number of new and closed stores to assess revenue growth and drivers of trends in revenue.
(2)Omni-comp reflects year over year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.

Ball & Racquet segment revenue for the three months ended June 30, 2024, increased by 0.8% compared to the three months ended June 30, 2023. The growth was driven by a 14.8% increase in DTC sales, which was partially offset by a 1.4% decline in wholesale revenues. The growth was driven by the racquet, golf, and Wilson softgoods product categories, which was partially offset by declines in baseball and inflatable balls. Segment revenue for the six months ended June 30, 2024, decreased 7.1% compared to the six months ended June 30, 2023. Revenues from our wholesale channel decreased 9.5% for the six months ended June 30, 2024, compared to the six months ended June 30, 2023. The decline was due to the baseball, racquet, and basketball product categories, partially offset by growth in Wilson softgoods.

Ball & Racquet revenue on a constant currency basis increased 1.6% compared to the three months ended June 30, 2023. Revenue on a constant currency basis for the six months ended June 30, 2024, decreased 6.7% compared to the six months ended June 30, 2023.
Segment Adjusted Operating Profit in our Ball & Racquet segment decreased by 57.3% and 73.7%     for the three and six months ended June 30, 2024, compared to the three and six months ended June 30, 2023, respectively. Segment adjusted operating profit margin was 1.1% and 2.5% for the three and six months ended June 30, 2024, respectively, compared to 2.7% and 8.9% for the three and six months ended June 30, 2023, respectively. Segment adjusted operating profit was negatively impacted for the three and six months ended June 30, 2024, due to increased selling, general and administrative expenses related to retail investments and the timing of advertising and promotion expenses compared to the three and six months ended June 30, 2023. Additionally, segment adjusted operating profit for the six months ended June 30, 2024, was also negatively impacted by a decrease in gross margin due to higher discounts compared to the prior year.
Non-IFRS Financial Measures
Management uses certain non-IFRS financial measures to supplement the financial measures prepared in accordance with IFRS Accounting Standards, which include constant currency revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income attributable to equity holders. We use constant currency revenue information to provide a framework to assess how our business segments performed excluding the effects of foreign currency exchange rate fluctuations. Management believes that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin enhance an investor’s understanding of our financial and operating performance from period to period, because they exclude certain material items relating to income tax expense, finance cost and depreciation and amortization which are not reflective of our ongoing operations and performance. Management believes Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income enhance an investor’s understanding of our financial and operating performance because they exclude certain material items relating to restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, share-based payments and the associated income tax expense, which are not reflective of our ongoing operations and performance. In addition, management believes constant currency revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income are measures commonly used by investors to evaluate companies in the apparel, footwear, sports equipment, protective gear and accessories industries.
However, there are limitations to the use of these non-IFRS financial measures as analytical tools and they should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS Accounting Standards and may not be comparable to similarly titled non-IFRS measures used by other companies. Constant currency revenue is limited as a metric to review the Company’s financial results as it does not reflect impacts of foreign currency on revenue. Some of the limitations of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin include: excluding certain tax payments that may reduce cash available to us; not reflecting any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future; not reflecting changes in, or cash requirements for, our working capital needs; and not reflecting the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Some of the limitations of Adjusted Net Income include: excluding the impact of PPA, restructuring expenses, expenses related to transaction activities, expenses related to certain legal proceedings, certain expenses related to share-based payments, and loss on debt extinguishment.

The tables below reconcile each of the following non-IFRS financial measures to their respective most directly comparable IFRS measure for the periods presented.
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2024	2023	2024	2023
Revenue	$993.8	$856.8	$2,176.7	$1,907.1
Net (loss)/income attributable to equity holders	$(3.7)	$(96.9)	$1.4	$(78.0)
Net income/(loss) attributable to non-controlling interests	1.9	(0.1)	3.7	(0.1)
Income tax (benefit)/expense	(51.9)	5.2	(43.7)	31.9
Finance cost (1)	47.7	101.1	130.0	187.2
Loss on debt extinguishment	-	-	14.3	-
Depreciation and amortization (2)	62.8	52.4	125.3	104.4
Finance income	(2.5)	(1.8)	(5.2)	(3.1)
EBITDA	54.3	59.9	225.8	242.3
Restructuring expenses (3)	8.8	0.2	9.7	0.1
Expenses related to transaction activities (4)	12.2	2.5	18.0	2.7
Share-based payments (5)	6.1	-	9.4	-
Adjusted EBITDA	$81.4	$62.6	$262.9	$245.1
Net (loss)/income margin	(0.4)%	(11.3)%	0.1%	(4.1)%
Adjusted EBITDA Margin	8.2%	7.3%	12.1%	12.9%
__________________________________________________
(1)Total interest expense on lease liabilities under IFRS 16, Leases was $4.9 million and $2.0 million for the three months ended June 30, 2024, and 2023, and $9.2 million and $4.0 million for the six months ended June 30, 2024, and 2023, respectively.
(2)Total amortization expense for right-of-use assets capitalized under IFRS 16, Leases was $29.2 million and $19.3 million for the three months ended June 30, 2024, and 2023, and $55.7 million and $38.1 million for the six months ended June 30, 2024, and 2023, respectively.

(3)Includes expenses for restructuring from severance, exit and termination events, and other non-recurring costs from payroll tax audits.
(4)Includes advisory fees in connection with M&A activities and non-recurring costs associated with our IPO and disposal of businesses.
(5)Includes expenses for share-based payments and for fixed cash compensation on stock options vested at period end under the 2019 and 2023 ESOP plans. We granted share-based compensation to employees under these equity compensation plans beginning in 2019, but did not incur any expenses related to share-based payments in periods prior to the fourth quarter of fiscal year 2023, as options granted under our equity compensation plans only vest once certain service and performance conditions are met, as well as upon the occurrence of an exit event, such as an initial public offering, and we did not believe an exit event was probable during such time. We started recognizing expenses related to share-based payments during the fourth quarter of the year ended December 31, 2023, as our IPO became probable.

Adjusted Net Income

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2024	2023	2024	2023
Net (loss)/income attributable to equity holders	$(3.7)	$(96.9)	$1.4	$(78.0)
PPA (1)	10.7	10.7	21.4	21.4
Restructuring expenses (2)	8.8	0.2	9.7	0.1
Expenses related to transaction activities (3)	12.2	2.5	36.0	2.7
Share-based payments (4)	6.1	-	9.4	-
Loss on debt extinguishment	-	-	14.3	-
Income tax expense	(9.4)	(2.7)	(17.3)	(5.3)
Adjusted net income/(loss) attributable to equity holders	$24.7	$(86.2)	$74.9	$(59.2)
__________________________________________________
(1)Adjustment for PPA is related to amortization of intangible assets in connection with the acquisition and delisting of Amer Sports in 2019.

(2)Includes expenses for restructuring from severance, exit and termination events, and other non-recurring costs from payroll tax audits.
(3)Includes advisory fees in connection with M&A activities and non-recurring costs associated with our IPO and disposal of businesses. For the six months ended June 30, 2024, expenses for transaction activities includes approximately $18.0 million of foreign currency exchange losses related to contract costs incurred in association with our IPO, which are classified as Finance costs on the Consolidated Statement of Income and Loss.
(4)Includes expenses for share-based payments and for fixed cash compensation on stock options vested at period end under the 2019 and 2023 ESOP plans. We granted share-based compensation to employees under these equity compensation plans beginning in 2019, but did not incur any expenses related to share-based payments in periods prior to the fourth quarter of fiscal year 2023, as options granted under our equity compensation plans only vest once certain service and performance conditions are met, as well as upon the occurrence of an exit event, such as an initial public offering, and we did not believe an exit event was probable during such time. We started recognizing expenses related to share-based payments during the fourth quarter of the year ended December 31, 2023, as our IPO became probable.
Liquidity and Capital Resources
Our primary need for liquidity is to fund working capital requirements, capital expenditures, debt service, lease obligations and for general corporate purposes. Typically, the highest level of working capital has been reached in the third quarter when inventory and accounts receivable are at a peak during the fall and winter shopping season.
Our future contractual obligations are further discussed in “Contractual Obligations and Commitments” below. Historically, our main sources of liquidity have been cash flow from operating activities, shareholder loans and borrowings under our existing credit facilities. See “Indebtedness” below.
We had $255.9 million and $278.5 million of cash and cash equivalents as of June 30, 2024, and 2023, respectively. The $22.6 million decrease in cash and cash equivalents as of June 30, 2024, as compared to June 30, 2023, was primarily due to an increase in cash flows used in financing and investing activities, partially offset by improved net cash flows from operating activities.
We believe our existing cash and cash equivalent balances, cash flow from operations and credit facilities will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our long-term capital requirements may vary materially from those currently planned and will depend on many factors, including the rate of revenue growth, the timing and extent of spending on research and development efforts, new owned retail store openings and other growth initiatives, the expansion of sales and marketing activities, the timing of new products, and overall economic conditions. Our capital expenditures for 2023 were approximately $136.3 million, and our capital expenditure for

2024 are expected to be approximately $310.0 million. The increase in planned capital expenditures is related to new retail store openings, the upgrade of our global SAP enterprise resource planning system over the next several years, which we are in the process of implementing across each of our brands, and the expansion of our warehousing facilities.
To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that may restrict our operations. We also regularly evaluate market conditions, our liquidity profile, and various financing alternatives for opportunities to enhance our capital structure. If market conditions are favorable, we may refinance our existing debt or issue additional securities. There can be no assurances that we will be able to raise additional capital on terms that are attractive to us or at all. The inability to raise capital may adversely affect our ability to achieve our business objectives.
Cash Flow Information
The following table sets forth our consolidated cash flow information for the periods presented:

	Six months ended June 30,
($ in millions)	2024	2023
Total net cash flows from/(used in) operating activities	$66.8	$(66.9)
Net cash flow used in investing activities	$(114.4)	$(56.3)
Net cash flow (used in)/from financing activities	$(165.8)	$4.7
Operating Activities
Total net cash flows from operating activities were $66.8 million for the six months ended June 30, 2024, compared to cash outflows of $66.9 million for the six months ended June 30, 2023. The increase of $133.7 million in cash inflows from operating activities was due to a favorable net change in working capital of $146.9 million, primarily driven by lower inventory levels, and an increase in net income of $83.2 million This was partially offset by a decrease in adjustments for non-cash and other items of $96.8 million, primarily due to an income tax benefit for the six months ended June 30, 2024.
Investing Activities
Net cash flows used in investing activities was $114.4 million for the six months ended June 30, 2024 compared to $56.3 million for the six months ended June 30, 2023. The increase of $58.1 million in cash flows used in investing activities was primarily due to increased investments in property, plant and equipment, mainly consisting of the expansion of our retail store network, and acquisition of intangible assets related to the implementation of a new SAP ERP system.
Our capital expenditures (which we define herein to refer to the acquisition of property, plant and equipment and the acquisition of intangible assets, as presented in our consolidated statement of cash flows) for the six months ended June 30, 2024, and June 30, 2023, totaled $127.2 million and $55.2 million, respectively.
Financing Activities
Net cash flows used in financing activities was $165.8 million for the six months ended June 30, 2024, compared to cash from financing activities of $4.7 million for the six months ended June 30, 2023. The increase of $170.5 million in cash used in financing activities was primarily driven by the repayment of $2.23 billion of the old Term Loan Facility under the Senior Facilities Agreement, $1.5 billion that was paid for Loans from related parties, a $115.4 million decrease in net proceeds from revolving credit facilities, and $25.2 million due to the settlements of forward contract and balance sheet hedges. This was partially offset by $2.0 billion in proceeds received from the new term loan facilities and senior secured notes, and $1.5 billion of net proceeds received from the IPO.

Indebtedness
6.750% Senior Secured Notes
On February 16, 2024, Amer Sports Company (the “Issuer”), our wholly owned subsidiary, entered into an indenture (the “Indenture”) with The Bank of New York Mellon, as trustee, Wilmington Trust (London) Limited, as notes collateral agent, and the guarantors party thereto, pursuant to which the Issuer issued $800 million principal amount of 6.750% senior secured notes (the “Notes”). Pursuant to the Indenture, the Notes will mature on February 16, 2031. Interest on the Notes are payable semi-annually in arrears on each March 1 and September 1, beginning on September 1, 2024.
The Notes are jointly and severally guaranteed by the Company and each of the Company’s subsidiaries (other than the Issuer) that is a borrower or a guarantor under the New Senior Secured Credit Facilities (the “Note Guarantors”). The Notes and the guarantees related thereto are senior obligations and are secured, subject to permitted liens and certain other exceptions, by the same first priority liens that secure the obligations of the Issuer and the Note Guarantors under the New Senior Secured Credit Facilities.
The Notes will be redeemable at the option of the Issuer, in whole or in part, on or after February 16, 2027, at the redemption prices set forth in the Indenture.
In addition, prior to February 16, 2027, the Issuer may, at its option and on one or more occasions, redeem up to 10% of the aggregate principal amount of the Notes under the Indenture (including any additional Notes) during any 12-month period at a redemption price equal to 103% of the principal amount of the Notes being redeemed. Prior to February 16, 2027, the Issuer may on any one or more occasions redeem up to 40% of the aggregate principal amount of Notes issued under the indenture at a redemption price of 106.750% of the principal amount thereof, subject to the limitations set forth in the Indenture.
Upon the occurrence of a Change of Control (as defined in the Indenture), unless the Issuer has exercised its right to redeem all of the Notes, as described above, each holder of the Notes will have a right to repurchase all or any part of that holder’s Notes at a purchase price equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest on the Notes repurchased to, but excluding, the date of purchase.
The Indenture contains covenants that limit the ability of the Company and any of its Restricted Subsidiaries (as such term is defined in the Indenture), to, among other things incur or guarantee additional indebtedness, make certain investments and other restricted payments; create liens, enter into transactions with affiliates, engage in mergers, consolidations or amalgamations; and transfer and sell assets. The Indenture also provides for customary events of default.
New Senior Secured Credit Facilities
On February 16, 2024, the Company entered into a Credit Agreement (the “Credit Agreement”) among the Company, certain subsidiaries of the Company as borrowers, the financial institutions party thereto as lenders and issuing banks, JPMorgan Chase Bank, N.A. as administrative agent, J.P. Morgan SE, as swingline lender, and Wilmington Trust (London) Limited as collateral agent.
The Credit Agreement provides for a U.S. dollar denominated term loan facility of $500 million with a seven-year term to maturity (the “USD Term Loan Facility”), a Euro denominated term loan facility of €700 million with a seven-year term to maturity (the “EUR Term Loan Facility”, and together with the USD Term Loan Facility, the “New Term Loan Facilities”) and a five-year revolving credit facility of $710 million (the “New Revolving Credit Facility”). The USD Term Loan Facility is denominated in U.S. dollars, the EUR Term Loan Facility is denominated in Euros and borrowings under the New Revolving Credit Facility are available in U.S. dollars or Euros. As of June 30, 2024, borrowings under the USD Term Loan Facility and EUR Term Loan Facility were $498.8 million and EUR 700.0 million, respectively. No amounts were borrowed on the New Revolving Credit Facility.
Interest and Fees
Borrowings under the New Revolving Credit Facility in: (i) U.S. dollars will bear interest at a rate per annum equal to, at the option of the Company, either (a) a term SOFR-based rate or (b) a U.S. dollar base rate and (ii) Euros will bear interest at a rate per annum equal to EURIBOR (provided, however, that the term SOFR-based rate and EURIBOR shall be no less than 0.00% per annum at any time and the U.S. dollar base rate shall be no less than 1.00% per annum at any time), in each case, plus an applicable margin. Borrowings under the (i) USD Term Loan Facility will bear interest at a rate per annum equal to, at the option of the Company, either (x) a term SOFR-based rate or (y) a U.S. dollar base rate and (ii) EUR Term Loan Facility will bear interest at a rate per annum equal to EURIBOR (provided, however, that the term SOFR-based rate and EURIBOR shall be no less than 0.00% per annum at any time and the U.S. dollar base rate shall be no less than 1.00% per annum at any time), in each case, plus an applicable margin.
The applicable interest rate margins for borrowings under the New Revolving Credit Facility are between 0.75% to 1.75% with respect to U.S. dollar base rate borrowings and between 1.75% to 2.75% with respect to SOFR or EURIBOR borrowings based on the Company’s first lien net leverage ratio (the “Applicable Rate”). The applicable interest rate margins for borrowings under the USD Term Loan Facility are between 2.00% to 2.25% with respect to U.S. dollar base rate borrowings and between 3.00% to 3.25% with respect to SOFR borrowings based on the Company’s senior unsecured non-credit-enhanced long-term debt rating. The applicable interest rate margins for borrowings under the EUR Term Loan Facility are between 3.25% to 3.50% based on the Company’s senior unsecured non-credit-enhanced long-term debt ratings.
In addition, the Company is required to pay quarterly commitment fees equal to 30% of the Applicable Rate then in effect for SOFR borrowings under the New Revolving Credit Facility, on a per annum basis in respect of the unutilized commitments under the New Revolving Credit Facility, payable quarterly in arrears. The Company will also be required to pay letter of credit fees on the maximum amount available to be drawn under all outstanding letters of credit in an amount equal to the Applicable Rate on SOFR borrowings under the New Revolving Credit Facility on a per annum basis, payable quarterly in arrears, as well as customary fronting fees for the issuance of letters of credit and agency fees.
The mandatory annual principal repayment for the USD Term Loan Facility is 1.00% per annum, payable in quarterly installments, and the first installment in respect of the USD Term Loan Facility is payable on June 30, 2024. The EUR Term Loan Facility is not expected to be subject to scheduled amortization payments. The Company may direct that prepayments be applied to such principal payments in order of maturity.
Collateral and Guarantors
The New Senior Secured Credit Facilities are secured by substantially all of the assets of the Company and certain wholly-owned subsidiaries of the Company that are organized in the United States, Austria, Canada, Switzerland, Cayman Islands, Finland, France, Hong Kong and Sweden, subject to certain exceptions and subject to the agreed security principles with respect to any such subsidiaries that are not organized in the United States or Canada.
The obligations of the Company and the obligations of the guarantors under the New Senior Secured Credit Facilities and certain hedging arrangements and cash management arrangements entered into with lenders under the New Senior Secured Credit Facilities (or affiliates thereof) are secured by first-priority security interests in the collateral securing such facilities subject to certain exclusions set forth in the credit documentation governing the New Senior Secured Credit Facilities.
Prepayments
Subject to certain exceptions and customary baskets set forth in the Credit Agreement, the Company is required to make mandatory prepayments of the loans under the New Term Loan Facilities under certain circumstances, including from: (i) 100% of the net cash proceeds of insurance and condemnation proceeds for property or asset losses (subject to reinvestment rights, decreases based on leverage ratios and a net proceeds threshold), (ii) 100% of the net cash proceeds from the incurrence of debt (other than permitted debt under the Credit Agreement), (iii) 50% of excess cash flow subject to decrease based on leverage ratios and subject to a threshold amount and (iv) 100% of net cash proceeds from asset sales (subject to reinvestment rights, decrease based on leverage ratios and net proceeds threshold). These mandatory prepayments may be used to satisfy future amortization.
The Company is permitted to voluntarily reduce the unutilized portion of the revolving commitment amount and repay outstanding loans under the New Revolving Credit Facility at any time without premium or penalty, other than customary “breakage” costs with respect to SOFR and EURIBOR loans. The Company is permitted to voluntarily repay outstanding loans under the New Term Loan Facilities at any time without premium or penalty; provided that that any voluntary prepayment, refinancing or repricing of the New Term Loan Facilities in connection with certain repricing transactions that occur prior to the six-month anniversary of the closing of the New Senior Secured Credit Facilities shall be subject to a prepayment premium of 1.00% of the principal amount of the term loans so prepaid, refinanced or repriced.

Certain Covenants and Events of Default
The Credit Agreement contains a number of covenants that, among other things and subject to certain exceptions, restrict the Company’s and its subsidiaries’ ability to incur additional indebtedness; create liens; enter into agreements and other arrangements that include negative pledge clauses; pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated indebtedness; make investments, loans, advances and acquisitions; merge, amalgamate or sell assets, including equity interests of subsidiaries; enter into sale and leaseback transactions; engage in transactions with affiliates; and enter into amendments of or waivers under subordinated indebtedness. The Credit Agreement also contains certain customary affirmative covenants.
The New Revolving Credit Facility also contains financial covenants that: (1) require the Company to maintain a maximum first lien net leverage ratio of not greater than 5.00:1.00 and (2) require the Company to maintain an interest coverage ratio of not less than 2.00:1.00, which shall increase to 2.25:1.00 as of the fiscal quarter ending December 31, 2025 and shall further increase to 2.50:1.00 as of the fiscal quarter ending December 31, 2026. The financial covenants contain a customary term loan facility standstill and customary cure rights.
The Credit Agreement also contains certain customary events of default. If an event of default, as specified in the Credit Agreement shall occur and be continuing, the borrowers thereunder may be required to repay all amounts outstanding under the Credit Facilities.
Senior Facilities Agreement
On March 20, 2019, our wholly owned subsidiary, Amer Sports Holding Oy (f/k/a Mascot Midco 1 Oy) (the “Parent Guarantor”), and certain of its subsidiaries, including Amer Sports Holding 1 Oy (f/k/a Mascot Bidco Oy) (“Bidco”) and Mascot Bidco Canada Inc. (“Canada Bidco” and, together with Bidco, the “Borrowers”), entered into a senior facilities agreement with, among others, J.P. Morgan SE (f/k/a J.P. Morgan Europe Limited) as agent and Wilmington Trust (London) Limited as security agent and, on July 17, 2023, such agreement was amended and restated in its entirety (the “Senior Facilities Agreement”). The Senior Facilities Agreement provided for (i) a EUR 315 million senior secured revolving facility (the “Revolving Facility”) and (ii) a EUR 1.7 billion senior secured term loan facility (the “Term Loan Facility” and, together with the Revolving Facility, the “Senior Credit Facilities”). The maturity date of the Revolving Facility and Term Loan Facility was September 29, 2025, and March 29, 2026, respectively. The Senior Credit Facilities were guaranteed by the Parent Guarantor and by certain of the Parent Guarantor’s subsidiaries, and are secured by security granted by the Parent Guarantor and certain of its subsidiaries. On February 16, 2024, we repaid all outstanding borrowings under and terminated the Senior Facilities Agreement.
Loans with Related Parties
On March 26, 2019, Amer Sports Holding (Cayman) Limited (“JVCo”) (as lender) entered into an intercompany loan agreement with our wholly-owned subsidiary, Amer Sports Holding (HK) Limited (“Amer Sports HK”) (as borrower), pursuant to which JVCo advanced to Amer Sports HK a loan with an aggregate principal amount outstanding as of December 31, 2023 of EUR 2.489 billion (“JVCo Loan 1” or “Investment Loan”). On February 28, 2022, Amer Sports, Inc. assumed all obligations under JVCo Loan 1 from Amer Sports HK. Pursuant to a capitalization agreement entered into between us and JVCo, EUR 2.3 billion of JVCo Loan 1 was equitized immediately prior to the completion of our IPO and EUR 125.5 million was set off against certain outstanding liabilities of JVCo, and all remaining borrowings under JVCo Loan 1 were repaid in full in connection with our IPO, such that there were no borrowings outstanding as of June 30, 2024.
On March 26, 2019, JVCo (as lender) entered into an intercompany loan agreement with our wholly-owned subsidiary, Amer Sports HK (as borrower), pursuant to which JVCo advanced to Amer Sports HK a loan with an aggregate principal amount outstanding as of December 31, 2023 of EUR 1.3 billion (“JVCo Loan 2”). On February 28, 2022, Amer Sports, Inc. assumed all obligations under JVCo Loan 2 from Amer Sports HK. JVCo Loan 2 was repaid in full in connection with our IPO, such that there were no borrowings outstanding as of June 30, 2024.
On February 28, 2022, the Co-Invest entered into a loan agreement with us for a loan in an aggregate principal amount outstanding as of December 31, 2023 of EUR 7.1 million (“Co-Invest Loan 1”). Pursuant to a capitalization agreement entered into between us and the Co-Invest, EUR 6.7 million of Co-Invest Loan 1 was equitized immediately prior to the completion of our IPO and all remaining borrowings under Co-Invest Loan 1 were repaid in full in connection with our IPO, such that there were no borrowings outstanding as of June 30, 2024.

On February 28, 2022, the Co-Invest entered into a loan agreement with us for a loan in an aggregate principal amount outstanding as of December 31, 2023 of EUR 3.7 million (“Co-Invest Loan 2”). Co-Invest Loan 2 was repaid in full in connection with our IPO, such that there were no borrowings outstanding as of June 30, 2024.
Collectively, JVCo Loan 2, Co-Invest Loan 1, and Co-Invest Loan 2, are referred to as the Facility A Loan in Note 2, “Related Party Transactions,” to our unaudited consolidated financial statements included as Exhibit 99.2 to the Report on Form 6-K
On May 29, 2020, JVCo (as lender) entered into an intercompany loan agreement with our wholly-owned subsidiary, Amer Sports HK (as borrower), pursuant to which JVCo agreed to make available to Amer Sports HK a loan in a principal amount of up to EUR 400 million (“JVCo Loan 3”). As of October 1, 2022, Amer Sports, Inc. assumed all obligations under JVCo Loan 3 from Amer Sports HK. JVCo Loan 3 was equitized in connection with our IPO.
Off-Balance Sheet Arrangements
We have off-balance sheet arrangements in connection with certain leases and guarantees. Leases not capitalized mainly relate to short term and low value leases for which IFRS 16, Leases offers an exemption from capitalization, while the guarantees include arrangements with third parties related to the divested Precor business.
New Accounting Pronouncements
See Note 2, “Summary of Material Accounting Policies,” to our unaudited consolidated financial statements included as Exhibit 99.2 to the Report on Form 6-K, for details regarding recent accounting pronouncements.
Critical Accounting Policies
See Note 2, “Summary of Material Accounting Policies,” to our audited consolidated financial statements in our Annual Report on Form 20-F. During the six months ended June 30, 2024, there were no significant changes to our critical accounting policies.
Special Note Regarding Forward-Looking Statements
This discussion contains statements that constitute forward-looking statements. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.
Forward-looking statements appear in a number of places herein and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F. These risks and uncertainties include factors relating to:
•the strength of our brands;
•changes in market trends and consumer preferences;
•intense competition that our products, services and experiences face;
•harm to our reputation that could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders;
•reliance on technical innovation and high-quality products;
•general economic and business conditions worldwide, including due to inflationary pressures;
•the strength of our relationships with and the financial condition of our third-party suppliers, manufacturers, wholesale partners and consumers;

•ability to expand our DTC channel, including our expansion and success of our owned retail stores and e-commerce platform;
•our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may direct divert our operational, managerial and administrative resources;
•our international operations, including any related to political uncertainty and geopolitical tensions;
•our and our wholesale partners’ ability to accurately forecast demand for our products and our ability to manage manufacturing decisions;
•our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy
•the cost of raw materials and our reliance on third-party manufacturers;
•our distribution system and ability to deliver our brands’ products to our wholesale partners and consumers;
•climate change and sustainability or ESG-related matters, or legal, regulatory or market responses thereto;
•changes to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations;
•ability to obtain approvals from PRC authorities to list or remain listed on the U.S. exchanges and offer securities in the future;
•ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies and proprietary information and processes;
•ability to defend against claims of intellectual property infringement, misappropriation, dilution or other violations made by third parties against us;
•security breaches or other disruptions to our IT systems;
•our reliance on a large number of complex IT systems;
•changes in government regulation and tax matters;
•our ability to remediate our material weakness in our internal control over financial reporting;
•our relationship with ANTA Sports;
•our expectations regarding the time during which we will be a foreign private issuer; and
•other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F.
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of an unanticipated event.